SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                   FORM 15

    Certification and Notice of Termination of Registration under Section
                12(g) of the Securities Exchange Act of 1934

                      Commission File Number: 001-11814


                               TSX CORPORATION
           (Exact name of registrant as specified in its charter)

                           4849 N. Mesa, Suite 200
                            El Paso, Texas 79912
                               (915) 533-4600
     (Address, including zip code, and telephone number, including area code,
                of registrant's principal executive offices)

                        Common Stock, $0.01 par value
          (Title of each class of securities covered by this Form)

                                    None

     (titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i) x         Rule 12h-3(b)(1)(ii)
             Rule 12g-4(a)(1)(ii)          Rule 12h-3(b)(2)(i)
             Rule 12g-4(a)(2)(i)           Rule 12h-3(b)(2)(ii)
             Rule 12g-4(a)(2)(ii)          Rule 15D-6
             Rule 12h-3(a)(1)(i)

        Approximate number of holders of record as of the certification or notice date: One. Pursuant to a Plan of Merger dated October 28, 1996, by and among ANTEC Corporation ("ANTEC"), TSX Corporation ("TSX"), and TSX Acquisition Corporation, a wholly owned subsidiary of ANTEC ("merger Sub"), Merger Sub merged with and into TSX, which is the surviving corporation. On February 6, 1997, the effective date of the merger (hereinafter the "Effective Date"), (i) each share of common stock, $.01 par value, of TSX ("TSX Common Stock") issued and outstanding immediately prior thereto was converted into the right to receive one share of the common stock, par value $.01 per share, of ANTEC ("ANTEC Common Stock"), (ii) each option to purchase shares of TSX Common Stock which was outstanding and unexercised immediately prior thereto ceased to represent a right to acquire shares of TSX Common Stock and was converted automatically into an option to





   purchase the same number of shares of ANTEC Common Stock at the same exercise price and otherwise subject to the terms of the TSX stock option plans and agreements under which they were issued and which relate thereto, and (ii) each share of Merger Sub common stock issued and outstanding immediately prior thereto was at the Effective Date converted into one share of TSX so that after the Effective Date the only outstanding shares of TSX are owned by ANTEC.

        Pursuant to the requirements of the Securities Exchange Act of 1934, TSX Corporation has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

                                      TSX CORPORATION

   Date: February 6, 1997             By: /s/ Victor Gherson
         -----------------------          -----------------------------
                                      Name:  Victor Gherson
                                      Title: Vice President, Chief
                                             Financial Officer and
                                             Secretary